EXHIBIT 1

September 24, 2014

Board of Directors

Exa Corporation

55 Network Drive

Burlington, MA 01803

Dear Directors:

Discovery Group owns approximately 7.0% of the outstanding shares of Exa Corporation. We have followed the Company closely since its IPO in June 2012 and our initial investment in January 2013. Over the last two years, we have engaged in numerous discussions and meetings with Exa’s senior leadership team. Recently, we have become concerned that the Board may not be representing the best interests of all shareholders due to its apparent unwillingness to consider all strategic alternatives to maximize shareholder value. We met with Chairman Jack Shields and CEO & President Stephen Remondi on September 16, 2014 to share our recommendation that the Board hire a financial advisor to thoroughly and proactively evaluate all strategic alternatives, including a sale of the Company. Unfortunately, Mr. Shields would not confirm that he would share our analysis and recommendation with his fellow Directors, so we are communicating with you directly.

Undervaluation in the Public Market

While we have a favorable view of Exa’s strong competitive position, proprietary technology, attractive revenue model, and long term prospects in its industry; our opinion is that Exa’s stock is significantly undervalued in the public market.  This is a common phenomenon with micro-cap companies, where their small float, limited trading volume, and general lack of research coverage lead to low institutional investor interest -- and thus chronic undervaluation. With median daily trading volume of only $200,000 to $300,000 per day, the situation is particularly acute for Exa, and trending in the wrong direction.

$0 $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 $400,000 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 Median Daily Trading Volume ($)

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Board of Directors

September 24, 2014

Strategic Valuation

Our industry due diligence and market intelligence suggest that there are multiple large simulation and related software companies that are likely interested in acquiring Exa.  The strategic buyer universe for Exa includes the likes of Ansys, Autodesk, Dassault Systemes, PTC, Siemens PLM Software -- all of which have been highly active in pursuing acquisitions. Furthermore, the software industry in general has been experiencing a period of robust consolidation, particularly involving businesses that have an attractive subscription revenue model like Exa.

Discovery’s detailed valuation analysis, as summarized below, shows that Exa’s takeover value in the M&A market is estimated at $16.00 to $20.00 per share, or approximately $220 to $280 million on an enterprise value basis. This is significantly higher than the recent publicly traded closing price on September 19, 2014 of $11.28 per share, or approximately $144 million on an enterprise value basis.

Strategic Valuation Range Public Market Value: 3-Month Trading Range: $8.52 - $12.59 $8.50 - $12.60 EV: $100 - $165 million 9/19/14 Price: $11.28 (2.3x F2015P Revenue) All-Time High: $15.89 IPO Price: $10.00 Current Equity Research: Canaccord Genuity (8/27/14): Buy, $14.00 PT $13.00 - $18.50 Needham (8/28/14): Buy, $16.00 PT EV: $170 - $260 million Stifel (9/2/14): Buy, $18.50 PT Baird (9/2/14): Outperform, $13.00 PT Implied Valuation Range: 2.7x - 4.2x F2015P Revenue Public Simulation & SaaS Companies: 3.5x - 4.5x F2015P Revenue $16.00 - $19.80 EV: $220 - $280 million 5.0x - 6.5x F2015P Gross Profit $15.80 - $19.75 EV: $215 - $280 million Software M&A Premiums: Median 4-Week Premium: 35% $17.00 - $20.15 Median 6-Month Premium: 60% EV: $235 - $285 million 3-Month Trading High: $12.59 Comparable M&A Transactions: 3.5x - 5.0x F2015P Revenue $16.00 - $21.75 EV: $220 - $310 million 5.0x - 6.5x F2015P Gross Profit $15.80 - $19.75 EV: $215 - $280 million $9 $10 $11 $12 $13 $14 $15 $16 $17 $18 $19 $20 $21 $22$8 EXA Per Share Value

We believe that the majority of Exa shareholders would support the Board pursuing such a highly strategic transaction that has potential to achieve an attractive 40% to 75% premium.  Therefore, our recommendation is that the Board engage a financial advisor to thoroughly and proactively evaluate all strategic alternatives, including a sale of the Company.

Board of Directors

September 24, 2014

Sale Transaction Versus Ongoing Public Company Status

Since the Company’s IPO in June 2012, Exa’s stock price has significantly underperformed relative to broader equity market indexes as well as its simulation software peers.

Exa Stock Price Underperformance Since IPO Price on 6/28/12 Closing Price on 9/19/14 Return Exa Underperformance Exa Corporation (Nasdaq: EXA) $10.00 $11.28 12.8% Selected Equity Indexes Nasdaq 2849.49 4579.79 60.7% -47.9% S&P 500 1329.04 2010.4 51.3% -38.5% Russell 2000 775.89 1146.92 47.8% -35.0% Russell Microcap 1058.14 1579.67 49.3% -36.5% Public Comps / Competitors: PTC Inc. (Nasdaq: PTC) $20.02 $37.99 89.8% -77.0% Autodesk, Inc. (Nasdaq: ADSK) $32.83 $55.61 69.4% -56.6% Dassault Systemes SA (ENXTPA: DSY) $44.19 $67.15 52.0% -39.2% Ansys, Inc. (Nasdaq: ANSS) $60.97 $79.57 30.5% -17.7%

Price on Closing Price on6/28/12 9/19/14 ReturnExaUnderperformanceExa Corporation (Nasdaq: EXA) $10.00$11.2812.8%Selected EquityIndexesNasdaq2849.494579.7960.7%S&P5001329.042010.451.3%Russell2000775.891146.9247.8%RussellMicrocap1058.141579.6749.3%Public Comps / Competitors:PTC Inc. (Nasdaq: PTC)$20.02$37.9989.8% Autodesk, Inc. (Nasdaq: ADSK)$32.83$55.6169.4% Dassault Systemes SA (ENXTPA: DSY)$44.19$67.1552.0% Ansys, Inc. (Nasdaq: ANSS)$60.97$79.5730.5%-47.9%-38.5%-35.0%-36.5%-77.0%-56.6%-39.2%-17.7%

Meanwhile, Boston Capital Ventures -- of which Mr. Shields is a General Partner -- and its affiliated entities (BCV) have sold or distributed over 1.4 million shares of Exa stock since the IPO, including a large 500,000 share distribution on September 12, 2014. Even after this recent distribution, BCV still owns approximately 2 million shares of Exa common stock, which equates to roughly 100x the median daily trading volume of Exa stock at approximately 20,000 shares. If BCV continues on this path of distributing its shares, sales by its limited partners may continue to create downward pressure on Exa’s share price and add to Exa’s chronic undervaluation in the public market.

Rather than continue this unfortunate dynamic for the next several years, we believe that you, as directors, will better fulfill your fiduciary duty to all shareholders by exploring a sale of the entire Company.  Exa has attractive prospects as a business, strategic buyers are interested in the Company, the M&A market for software firms is very robust, an attractive premium could be achieved in a sale, and BCV has demonstrated interest in liquidity.  All signs point to hiring an advisor to run a well-orchestrated sale process to maximize shareholder value.  While it was clear from our meeting with Mr. Shields and Mr. Remondi that they do not agree, we hope that each of you will independently and fully consider this important decision for your shareholders.

Sincerely,

Michael R. Murphy	Jamie W. Witt
Managing Partner	Partner